SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 17 2009
DIVISION OF MARKET REGULATION

[redacted]

SECURI ION

09041840

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 17940 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 01/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halbert, Hargrove & Co.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 West Ocean Boulevard, 23rd Floor
(No. and Street)

Long Beach (City) CA (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell T. Hill (562) 435-5657
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, 22nd Floor (Address) Long Beach (City) CA (State) 90802 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On ______________ (Date) before me, Craig T. Cross Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),

personally appeared Russell T. Hill (Name(s) of Signer(s))

☑ personally known to me

☐ (or proved to me on the basis of satisfactory evidence)

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

CRAIG T. CROSS
Commission # 1702903
Notary Public - California
Los Angeles County
My Comm. Expires Nov 4, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Craig T. Cross
Signature of Notary Public

## OPTIONAL

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: SEC Annual Audited Report Form X-17A-5 Part III

Document Date: January 31, 2009 Number of Pages: Two

Signer(s) Other Than Named Above: No Other Signers

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: Russell T. Hill

☐ Individual
☑ Corporate Officer — Title(s): Chief Financial Officer
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________

Signer Is Representing: Halbert Hargrove + Co.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: N/A

☐ Individual
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________

Signer Is Representing: ______________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

# HALBERT, HARGROVE & CO.

## FINANCIAL STATEMENTS
## JANUARY 31, 2009 AND 2008

## CONTENTS

**WINDES & MCCLAUGHRY**
**ACCOUNTANCY CORPORATION**

*Certified Public Accountants*
*& Consultants*

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

**www.windes.com**

*Other Offices:*
*Irvine*
*Torrance*

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.:

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. (the Company) as of January 31, 2009 and 2008, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
March 26, 2009

## HALBERT, HARGROVE & CO.

## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 96,113 | $ 136,394 |
| Miscellaneous receivables | 14,759 | 24,824 |
| Prepaid expenses | 18,684 | 5,907 |
| Investment | 447,574 | 421,958 |
| Deferred income taxes | 9,502 | 6,342 |
| Other assets | 2,945 | 4,185 |
| **TOTAL ASSETS** | $ 589,577 | $ 599,610 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2009 | 2008 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ 276 | $ 91 |
| Accrued expenses | 3,690 | 6,206 |
| Income taxes payable | | 9,380 |
| Deferred income taxes | 73,992 | 72,139 |
| | 77,958 | 87,816 |
| **COMMITMENTS** (Note 3) | | |
| Subordinated borrowings | 25,042 | 25,042 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, $1 par value, 30,000 shares authorized | 18,675 | 18,675 |
| Additional paid-in capital | 75,923 | 75,923 |
| Retained earnings | 391,979 | 392,154 |
| | 486,577 | 486,752 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 589,577 | $ 599,610 |

The accompanying notes are an integral part of these financial statements.

**HALBERT, HARGROVE & CO.**

**STATEMENTS OF OPERATIONS**

| | For the Year Ended January 31, | |
|---|---|---|
| | **2009** | **2008** |
| **REVENUE** | | |
| Commissions – sale of investment company shares | $ 143,837 | $ 205,706 |
| Commissions – sale of variable annuities | 47,810 | 55,708 |
| Unrealized gain on investment | | 170,726 |
| Other revenue | 36,897 | 70,348 |
| | 228,544 | 502,488 |
| **EXPENSES** | | |
| Sales and administrative employees' expenses | 164,858 | 186,296 |
| Communications | 283 | 428 |
| Occupancy and equipment costs | 6,000 | 24,460 |
| Interest expense | 2,254 | 2,254 |
| Regulatory fees and expenses | 6,323 | 5,915 |
| Compliance | 15,345 | 8,293 |
| Other expenses | 32,899 | 38,369 |
| | 227,962 | 266,015 |
| **INCOME BEFORE INCOME TAXES** | 582 | 236,473 |
| **PROVISION FOR INCOME TAXES** | 757 | 76,900 |
| **NET INCOME (LOSS)** | ($ 175) | $ 159,573 |

The accompanying notes are an integral part of these financial statements.

## HALBERT, HARGROVE & CO.

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Shares Issued | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| **BALANCE FEBRUARY 1, 2007** | 18,675 | $ 18,675 | $ 75,923 | $ 232,581 | $ 327,179 |
| **NET INCOME** | | | | 159,573 | 159,573 |
| **BALANCE AT JANUARY 31, 2008** | 18,675 | 18,675 | 75,923 | 392,154 | 486,752 |
| **NET LOSS** | | | | (175) | (175) |
| **BALANCE AT JANUARY 31, 2009** | 18,675 | $ 18,675 | $ 75,923 | $ 391,979 | $ 486,577 |

The accompanying notes are an integral part of these financial statements.

## HALBERT, HARGROVE & CO.

## STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

| | For the Year Ended January 31, | |
|---|---|---|
| | 2009 | 2008 |
| SUBORDINATED BORROWINGS AT BEGINNING OF YEAR | $ 25,042 | $ 25,042 |
| SUBORDINATED BORROWINGS AT END OF YEAR | $ 25,042 | $ 25,042 |

The accompanying notes are an integral part of these financial statements.

## HALBERT, HARGROVE & CO.

## STATEMENTS OF CASH FLOWS

| | For the Year Ended January 31, 2009 | 2008 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | ($ 175) | $ 159,573 |
| Adjustments to reconcile net income (loss) to net cash from operating activities: | | |
| Deferred income taxes | ( 1,307) | 65,881 |
| Unrealized gain on investment | | ( 170,726) |
| (Increase) decrease in: | | |
| Miscellaneous receivables | 10,065 | ( 2,972) |
| Prepaid expenses | ( 12,777) | ( 791) |
| Other assets | 1,240 | ( 2,480) |
| Increase (decrease) in: | | |
| Accounts payable | 185 | ( 828) |
| Accrued expenses | ( 2,516) | ( 2,841) |
| Income taxes payable | ( 9,380) | 7,327 |
| Net Cash Provided By (Used In) Operating Activities | ( 14,665) | 52,143 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of investment | ( 25,616) | ( 51,232) |
| Net Cash Used In Investing Activities | ( 25,616) | ( 51,232) |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | ( 40,281) | 911 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 136,394 | 135,483 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 96,113 | $ 136,394 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | | |
| Cash paid for: | | |
| Income taxes | $ 13,400 | $ 3,150 |
| Interest expense | $ 2,254 | $ 2,254 |

The accompanying notes are an integral part of these financial statements.

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

## NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

*Nature of Business*

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the State of California. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company limits its business to the distribution of mutual funds and/or variable life insurance or annuities to its customers, who are primarily middle- to high-income individuals and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

*Use of Estimates and Assumptions*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The accounting estimates that require the most significant, difficult and subjective judgments include those made for the valuation of the investment and the recognition and measurement of current and deferred income tax assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

***Cash and Cash Equivalents – Concentration of Credit Risk***

Cash and cash equivalents are composed of cash on deposit and money market fund shares.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. Given the current economic environment and risks in the financial industry, there is risk that these deposits may not be readily available.

## NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

*Fair Value Measurements*

On February 1, 2008, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement No. 157, *Fair Value Measurements,* (SFAS 157) for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. (See Note 2.) FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157*, delays the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On February 1, 2009, the Company will be required to apply the provisions of SFAS 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2009.

***Provision for Income Taxes and Deferred Income Taxes***

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

## NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

*Provision for Income Taxes and Deferred Income Taxes (Continued)*

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, differences in timing of deductibility of deferred compensation, vacation expense, and taxability of unrealized gains and income from investments. The significant component of the Company's deferred tax liability for the year ended January 31, 2009 is approximately $64,000 in connection to the unrealized gain on investments.

*New Accounting Pronouncements*

In July 2006, the FASB issued Financial Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - An Interpretation of Statement of Financial Accounting Standards No. 109.* FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a "more-likely-than-not" threshold for recognition and derecognition of tax positions taken or expected to be taken in a tax return. Upon adoption of FIN 48, the Company will be required to recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

On December 30, 2008, FASB Staff Position FIN 48-3 *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* deferred the effective date of FIN 48 for certain nonpublic enterprises for annual financial statements for periods beginning on or after December 15, 2008. As a result, the Company has elected to defer the adoption of FIN 48. Management is currently assessing the impact, if any, the adoption of FIN 48 will have on the Company's financial statements. The Company currently recognizes the effect of income tax positions only if such positions are probable of being sustained.

## NOTE 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

***Commission Revenue and Expense Recognition***

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

## NOTE 2 - Investment

At January 31, 2009 and 2008, respectively, the Company owns a 4.81% and 4.53% ownership interest in Special Class 3 Capital Units in an affiliated company sharing a common controlling ownership (the affiliate). This investment is not readily marketable. Management has estimated the fair value utilizing a methodology that includes multiples based on pretax income, projected pretax income, total revenues, and assets under management. These multiples have not experienced significant changes since 2006, and the per unit purchase price paid during the years ended January 31, 2009 and 2008 remained consistent.

The Company adopted SFAS 157 on February 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

## NOTE 2 – Investment (Continued)

The following table presents assets that are measured at fair value on a recurring basis at January 31, 2009:

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | January 31, 2009 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Assets: | | | | |
| Investment | $ 447,574 | | | $ 447,574 |
| Total | $ 447,574 | None | None | $ 447,574 |

The following table presents the Company's activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in Statement 157 for the year ended January 31, 2009:

| | Investment |
|---|---|
| Balance at January 31, 2008 | $ 421,958 |
| Total gains or losses, realized or unrealized | – |
| Purchases | 25,616 |
| Balance at January 31, 2009 | $ 447,574 |

The financial statements as of and for the year ended January 31, 2009 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of SFAS 157. All nonrecurring fair value measurements for 2009 involved nonfinancial assets and the Company will not adopt the provisions of SFAS 157 for nonrecurring fair value measurements involving nonfinancial assets and nonfinancial liabilities until February 1, 2009 as discussed in Note 1.

## NOTE 3 - Commitments

*Operating Leases*

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has a sublease agreement with the affiliate, which covers approximately 99% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2009 and 2008 was approximately $6,000 and $24,500, respectively, which is net of sublease reimbursements of approximately $470,700 and $338,400 for the years ended January 31, 2009 and 2008, respectively.

Future minimum lease payments on noncancelable operating leases of one year or more are approximately as follows:

| Year Ending January 31, | |
|---|---|
| 2010 | $ 337,900 |

Future minimum sublease payments to be received on noncancelable sublease agreements are approximately as follows:

| Year Ending January 31, | |
|---|---|
| 2010 | $ 331,900 |

HALBERT, HARGROVE & CO.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2009 AND 2008

## NOTE 4 - Related-Party Transactions

*Subordinated Borrowings*

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2009. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

*Reimbursed Expenses*

The Company reimburses the affiliate for salaries and other expenses. These costs totaled approximately $12,200 and $13,900 for the years ended January 31, 2009 and 2008, respectively.

## NOTE 5 - Provision for Income Taxes

The provision for income taxes consists of the following:

| | For the Year Ended January 31, | |
|---|---|---|
| | 2009 | 2008 |
| Current: | | |
| Federal | $ 1,264 | $ 6,326 |
| State | 800 | 4,693 |
| | 2,064 | 11,019 |
| Deferred income taxes | ( 1,307) | 65,881 |
| | $ 757 | $ 76,900 |

The Company is subject to California minimum tax of $800, regardless of the net income.

## NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2009, the Company had net capital of $91,430, which was $86,430 in excess of its required net capital, and the Company's net capital ratio was .04 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
JANUARY 31, 2009

| | |
|---|---|
| **NET CAPITAL** | |
| Stockholders' equity per the Company's unaudited X-17A-5 Part IIA filing | $ 487,334 |
| Net audit adjustments | ( 757) |
| Stockholders' equity | 486,577 |
| **ADD:** | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 25,042 |
| Other allowable credits - deferred income taxes payable | 73,992 |
| Total capital and allowable subordinated borrowings | 585,611 |
| **DEBITS:** | |
| Nonallowable assets: | |
| Receivables from noncustomers | 14,759 |
| Investments not readily marketable | 447,574 |
| Prepaid expenses and deferred income taxes | 28,186 |
| Other assets | 2,945 |
| | 493,464 |
| **NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION** | 92,147 |
| **HAIRCUT ON SECURITIES POSITION**, mutual funds | 717 |
| **NET CAPITAL** | 91,430 |
| **MINIMUM NET CAPITAL REQUIREMENTS - THE GREATER OF $5,000 OR 6.67% OF AGGREGATE INDEBTEDNESS OF $3,966** | 5,000 |
| Excess net capital | $ 86,430 |
| Excess net capital at 1000% | $ 91,033 |
| **RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL** | 0.04 |
| **PERCENT OF DEBT TO DEBT-EQUITY TOTAL** | 4.9% |
| **NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5** | |
| Part IIA filing | $ 92,268 |
| Net audit adjustments | ( 838) |
| **NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5** | $ 91,430 |
| **AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5** | |
| Part IIA filing | $ 3,128 |
| Net audit adjustments | 838 |
| **AGGREGATE INDEBTEDNESS** | $ 3,966 |

**HALBERT, HARGROVE & CO.**

**SUPPLEMENTARY INFORMATION**

**SCHEDULE II**
**JANUARY 31, 2009**

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(1) as of January 31, 2009. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 Section (k)(1) as of January 31, 2009. The Company limits business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

**WINDES & MCCLAUGHRY**
**ACCOUNTANCY CORPORATION**

*Certified Public Accountants*
*& Consultants*

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

**www.windes.com**

*Other Offices:*
*Irvine*
*Torrance*

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements of Halbert, Hargrove and Co. (the Company), as of and for the year ended January 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Long Beach, California
March 26, 2009